January 13, 2006

Anthony Watson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Charles & Colvard, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
Filed March 21, 2005, May 13, 2005, August 11, 2005 and November 9, 2005
File No. 0-23329

Dear Mr. Watson:

On behalf of Charles & Colvard, Ltd. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 13, 2005 with respect to the filings referenced above.

For your convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2004

Independent Auditors’ Report, page 35

1.	Please amend your filing to provide an audit report that includes the city and State where issued consistent with the requirements of Rule 2-02(a)(3) of Regulation S-X.

Response:

Our independent auditors’ report was issued by the Raleigh, North Carolina office of Deloitte & Touche LLP. The omission of this information in our Form 10-K for the year ended December 31, 2004 was an oversight.

The Company does not believe that an amendment to our 2004 Form 10-K is merited given that the Company’s 2005
Form 10-K will be on file within the next 60 days. The Company will ensure that its future filings, beginning with the Form 10-K to be filed for the year ended December 31, 2005, will include this required information, which we expect to file on or before March 13, 2006.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 40

Principles of Consolidation, page 40

2.	Please disclose your ownership interest in your Guangzhou Charles & Colvard Trading Limited subsidiary and method used to account for this investment.

Response:

The Company intends to modify, in future filings, its footnote disclosure in Note 2. Summary of Significant Accounting Policies relating to Principles of Consolidation as follows:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary in Hong Kong, Charles & Colvard (HK), Ltd. These consolidated financial statements also include the accounts of a Charles & Colvard controlled company in China, Guangzhou Charles & Colvard Trading Limited, a Chinese Corporation. The Company is the beneficial owner of the entire interest in the controlled company, and has consolidated the accounts of the controlled company in its consolidated financial statements. All inter-company accounts have been eliminated.

Item 9A. Controls and Procedures, page 53

3.	You state that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15. However, your principal executive and financial officers only concluded that your disclosure controls and procedures “enable [you] to record, summarize and report in a timely manner the information that the [you are] required to disclose in Exchange Act reports.” Please confirm for us, if true, that the same officers concluded that your disclosure controls and procedures were effective in ensuring that information required to be disclosed in this report was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Please also confirm for us, if true, that the same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Your confirmation of the preceding information applies to both your annual report and each of your subsequent quarterly filings. See Items 307 of Regulation S-K and Exchange Act Rule 13a-15(e) for guidance. Notwithstanding your response to this comment, please ensure your future filings provide the appropriate disclosures. In particular, it should be clear whether you have concluded that your disclosure controls and procedures are effective or ineffective.

Response:

In stating that the Company’s disclosure controls and procedures “enable the Company to record, summarize and report in a timely manner the information that the Company is required to disclose in its Exchange Act reports,” we believe that we clearly stated the conclusion of our principal executive and financial officers that such disclosure controls and procedures are effective, in compliance with both Exchange Act Rule 13a-15(e) and Item 307 of Regulation S-K. We believe these officers would not have been able to conclude that our disclosure controls and procedures “enable” us to timely record, summarize and report the information required to be disclosed in our Exchange Act reports unless they had concluded that such disclosure controls and procedures were effective.

Nevertheless, we acknowledge the Staff’s comment and we confirm that our disclosure controls and procedures were effective in ensuring that information required to be disclosed in our 2004 annual report on Form 10-K and in each of our subsequent quarterly filings during 2005 was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. We also confirm that the same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We supplementally advise the Staff that we will ensure that our future filings include the appropriate disclosures and are clear as to whether our principal executive and financial officers have concluded that our disclosure controls and procedures are effective or ineffective.

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions concerning our response, please contact me at 919 468 0399.

Sincerely,

/s/ James R. Braun
James R. Braun Vice President – Finance and Chief Financial Officer